UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-36492

Ageagle Aerial Systems, Inc.

(Exact name of registrant as specified in its charter)

117 S. 4th Street

Neodesha Kansas

(620) 325-6363

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	On March 26, 2018, Ageagle Aerial Systems, Inc. (f/k/a as EnerJex Resources, Inc.) a Nevada corporation (the “Company”)10% Series A Cumulative Redeemable Preferred Stock converted into shares of the Company’s Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, EnerJex Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ageagle Aerial Systems, Inc.

Date: March 27, 2018	By:	/s/ Nicole Fernandez-McGovern
Nicole Fernandez-McGovern
Chief Financial Officer